UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 29, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

January 29, 2009

To whom it may concern:

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Head Office:	1-13-16, Kayabacho, Nihonbashi Chuo-ku, Tokyo
Representative:	Ken Aoki, President
Code Number:	8607 (TSE, OSE, NSE: 1st Sec.)
Contact:	Public Relations and IR, Corporate Planning Division Hisao Iizuka
Phone:	+81-3-5640-7671

Announcement regarding Result of Implementation of Voluntary Retirement Program

We, Mizuho Investors Securities Co., Ltd., hereby announce the result of our implementation of the voluntary retirement program mentioned in our release dated December 26, 2008, as described below.

1. Overview of Voluntary Retirement Program

(1) Eligible persons	Employees from 40 to 60 years old as of January 31, 2009
(2) Number of employees to retire	Maximum of about 200 employees
(3) Application period	From December 29, 2008 to January 16, 2009
(4) Date of retirement	February 28, 2009
(5) Preferential treatment	Provide special severance pay in addition to prescribed retirement allowance

2. Result of implementation of the program

Number of the applicants	148 employees

3. Effects on Profits and Losses

With the implementation of this voluntary retirement program, we recognized expenses relating to the special retirement benefits of about 1.5 billion yen as extraordinary losses in the third quarter of fiscal 2008.